January 19, 2004

Mail Stop 0510


via U.S. Mail and facsimile

Nicole Funk
President and Chief Executive Officer
Aerobic Creations, Inc.
201-15225 Thrift Avenue
White Rock, B.C., Canada

      Re: 	Aerobic Creations, Inc.
      	Form 10-SB12G
		File No. 000-51091

Dear Ms. Funk:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

Please note that the Form 10-SB goes effective by lapse of time within 60 days of the filing pursuant to Exchange Act Section 12(g)(1). If our comments are not addressed within this 60 day time period, you should withdraw the Form 10-SB prior to effectiveness and refile a new Form 10-SB including changes responsive to our comments.1.

2. As you are aware, your registration under Section 12(g) of the Securities Exchange Act of 1934 is voluntary and following registration you will be required to file periodic reports with the
SEC under Section 13(a) of the Exchange Act. Once the registration statement is effective, the only way to discontinue your reporting obligations without violating federal securities laws will be to deregister the securities by filing Form 15 under Exchange Act Rule
12g-4.

3. The financial statements should be updated, as necessary, to comply with Rule 310(g) of Regulation S-B.

Description of Business; page 2

We note your statement regarding the company`s intended use of the net proceeds from "this Offering." Please note that you are registering a class of securities on Form 10-SB pursuant to Section
12(g)4. of the Exchange Act, rather than an offering from which you will derive proceeds. Please revise your disclosure to refrain from referring to this registration as an offering or indicating that you are receiving proceeds from this registration.

5. We note your statement on page 7 that your "success" is the result of a number of methods by which you intend to compete. Because you have not yet begun operations, however, you cannot have achieved
"success."  Please revise this disclosure accordingly.

6. We note your statement on page 9 that you are "subject to the information reporting requirements of the Securities Exchange Act of
1934 . . . ."  Please revise this statement to indicate that you will
be subject to the reporting requirements of the Exchange Act following the effectiveness of this registration statement.

Management`s Discussion & Analysis; page 9
Results of Operations; page 9

7. Liquidity generally should be discussed on both a long-term and short-term basis. Accordingly, the discussion of the sufficiency of your resources to satisfy ongoing cash requirements for the next twelve months should be expanded to discuss liquidity on a long-term basis. See Item 303(b)(1)(i) of Regulation S-B.

8. On page 11, you state that you are "dependent on additional financing," but on page 9 you state that revenues from operations should satisfy cash requirements for "the next 12 months without having to raise additional funds or seek bank loans." We also note that the independent auditor`s report on page 22 states that "the Company is dependent on raising additional capital to fund future operations . . ." and that similar disclosure appears in Note 1 to the financial statements on page 27. Please revise your disclosures to eliminate this inconsistency.

9. In your discussion of business risks, please discuss your auditor`s conclusion that there is "substantial doubt about the Company`s ability to continue as a going concern."

10. We note your disclosure in your fourth risk factor on page 12 that failure to establish your brand name could result in "loss of revenue." Please revise this disclosure to reflect the fact that you cannot lose revenue, as you have not yet received any revenues.

Independent Auditors` Report, page 22

11. Please make arrangements with your auditors to have them revise their report to indicate their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1. See also SEC Release 33-8422.

Financial Statements; page 23
Balance Sheets; page 23

12. The total current assets line item is the same as the cash balance disclosed on page 9. Cash and cash equivalents as shown and titled in your balance sheet should be identical to that in your statement of cash flows. Please make the necessary revisions. See paragraph 7 of SFAS 95.

Statements of Operations; page 24

13. We do not understand how your weighted average number of shares outstanding could be 1, 000,000 for the four months ended
September
30, 2004 and the period from inception to September 30, 2004.
Please
make any necessary revisions and provide us with your computations for each of these periods.

Cash Flow Statement; page 26

14. The cash flow statement is improperly labeled statements of operations. Please revise.

15. As there was no cash provided from operating activities, please revise the line item to a more appropriate description such as net cash used in operating activities.

16. Since there were increases and decreases in cash during the three periods presented, please retitle the net increase in cash line item as net increase (decrease) in cash.

Note 1 - Nature of operations and basis of presentation
Organization; page 27

17. In view of the uncertainties concerning your continued existence as a going concern, you should disclose in reasonable detail management`s specific viable plans intended to mitigate the effect of such conditions and management`s assessment of the likelihood that such plans can be effectively implemented. Those elements of the plan that are particularly significant or critical to overcoming present financial difficulties should be clearly identified and discussed. Additionally, there should be a reasonably detailed discussion of your ability (or inability) to generate sufficient cash to support your operations during the twelve-month period following the date of the most recent balance sheet presented. We note your discussion in the management`s discussion and analysis. You should describe the plan in both the management`s discussion and analysis of liquidity and the notes to the financial statements. This discussion should be updated, as necessary, in future quarterly and annual filings with us.

Note 3 - Common Stock; page 29

18. Please disclose who you issued the 800,000 shares to and separately identify those shares issued to related parties, along with the issuance price.

Note 4 - Related Parties; page 29

19. Please disclose the terms of your rental agreements with related parties, including those that are rent-free, such as the use of the personal residence of the officers and directors.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Marie Trimeloni at (202) 942-1860 or Rufus Decker at (202) 942-1774 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker at (202) 824-5495 or Chris Edwards at (202) 942-2842.
Alternatively, you may contact me at (202) 942-1950.


      			Sincerely,




      			Pamela A. Long
      					Assistant Director



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Nicole Funk
Aerobic Creations, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE